INFORMATION CONTAINED IN THIS PRELIMINARY PROSPECTUS SUPPLEMENT IS SUBJECT TO COMPLETION OR AMENDMENT. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 24, 1998
PRELIMINARY PROSPECTUS SUPPLEMENT
(To Prospectus Dated July 9, 1997)

3,000,000 SHARES

GETCHELL GOLD CORPORATION

COMMON STOCK

All of the shares of the common stock of the Company, par value $.0001 per share (the "Common Stock"), being offered hereby (the "Offering") are being sold by the Company. The Common Stock is traded on the American Stock Exchange under the symbol "GGO." On February 20, 1998, the last reported sale price of the Common Stock as reported by the American Stock Exchange was $19.875 per share. See "Price Range of Common Stock and Dividends."
                                ----------------

SEE "RISK FACTORS" COMMENCING ON PAGE S-4 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                                ---------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                        PRICE TO           UNDERWRITING          PROCEEDS TO
                                                         PUBLIC             DISCOUNT(1)          COMPANY(2)
Per Share........................................           $                    $                    $
Total(3).........................................           $                    $                    $

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $250,000.

(3) The Company has granted the several Underwriters an option, exercisable within 30 days after the date of this Prospectus Supplement, to purchase up to an additional 450,000 shares of Common Stock to cover over-allotments, if any. If all of such additional shares are purchased, the total Price to
    Public, Underwriting Discount and Proceeds to Company will be $         ,
    $       and $         , respectively. See "Underwriting."

    The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if accepted by them, and subject to the approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or
about March   , 1998.
                                ----------------

NESBITT BURNS SECURITIES INC.

         SALOMON SMITH BARNEY

                   SCOTIA CAPITAL MARKETS (USA) INC.

                            FIRST MARATHON (U.S.A.) INC
                                ----------------

           THE DATE OF THIS PROSPECTUS SUPPLEMENT IS MARCH   , 1998.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                  THE COMPANY

    Getchell Gold Corporation (including its subsidiary, the "Company"), was incorporated in Nevada in August 1987. In June 1996, the Company changed its state of incorporation to Delaware. The Company's principal executive offices are located at 5460 South Quebec Street, Suite 240, Englewood, Colorado 80111, and it telephone number is (303) 771-9000.

                             AVAILABLE INFORMATION

    The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission in accordance with the Exchange Act may be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York 10048 and Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such material concerning the Company can be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006. The Commission also maintains a World Wide Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                                  RISK FACTORS

    PURCHASERS OF THE COMMON STOCK BEING OFFERED HEREBY SHOULD CAREFULLY READ THIS ENTIRE PROSPECTUS SUPPLEMENT, THE ACCOMPANYING PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE THEREIN. OWNERSHIP OF SHARES OF THE COMMON STOCK INVOLVES CERTAIN RISKS. IN DETERMINING WHETHER TO PURCHASE SHARES OF THE COMMON STOCK, PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT, THE ACCOMPANYING PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE THEREIN.

LIQUIDITY

    Cash and cash equivalents at December 31, 1997 were $34.2 million. In February 1998, CIBC Inc. informed the Company that no amounts are available or are expected to become available for borrowing under the Company's $25 million credit facility. In addition, the Company does not expect cash flow from operating activities earlier than the third quarter, although there can be no assurance that there will be cash flow from operations after that time.

    As of December 31, 1997, the Company estimates that completion of the Turquoise Ridge mine will require additional expenditures of approximately $36 million and projects that it will not have sufficient internal funds for such completion. In addition, the Company expects to expend approximately $16 million for additional capital expenditures in 1998 related to mill improvements, the Getchell Underground mine, equipment and development drilling. The Company also intends to increase mill capacity from 3,200 tons per day to 4,200 tons per day which would require approximately $25 million commencing in late 1998 through planned completion in 1999. The Company's planned exploration activities would also require additional funds in 1998. The net proceeds of this offering are intended to be used for the foregoing purposes as well as the Company's ongoing operations.

GOLD PRICE VOLATILITY

    The Company's profitability is significantly affected by changes in the price of gold. Gold prices may fluctuate widely. In 1997, the market price of gold declined to levels that were the lowest since 1985. Gold prices are affected by numerous industry factors, such as demand for precious metals, forward selling by producers, central bank sales and purchases of gold and production and cost levels in major gold-producing regions. Moreover, gold prices are also affected by macro-economic factors such as expectations for inflation, interest rates, currency exchange rates and global or regional political and economic situations. The current demand for and supply of gold affects gold prices, but not necessarily in the same manner as current demand and supply affect the prices of other commodities. The potential supply of gold consists of new mine production plus existing stocks of bullion and fabricated gold held by governments, financial institutions, industrial organizations and individuals. Since mine production in any single year constitutes a very small portion of the total potential supply of gold, normal variations in current production do not necessarily have a significant effect on the supply of gold or on its price. If the Company's realized price should decline below the Company's expected cash costs of production and remain at such levels for any sustained period, there could be material delays in the development of new projects, increased net losses, reduced cash flow, reductions in reserves, asset impairments or cessation of production.

    The volatility of gold prices is illustrated in the following table of the annual high, low and average London P.M. Fix:

                                                                                PRICE PER OUNCE
                                                                       ---------------------------------
CALENDAR YEAR                                                            HIGH        LOW       AVERAGE
---------------------------------------------------------------------  ---------  ---------  -----------
1987.................................................................  $     500  $     390   $     446
1988.................................................................  $     484  $     395   $     437
1989.................................................................  $     416  $     356   $     381
1990.................................................................  $     424  $     346   $     383
1991.................................................................  $     403  $     344   $     362
1992.................................................................  $     360  $     330   $     344
1993.................................................................  $     406  $     326   $     360
1994.................................................................  $     396  $     370   $     384
1995.................................................................  $     396  $     372   $     384
1996.................................................................  $     415  $     367   $     387
1997.................................................................  $     367  $     283   $     331
1998 (Through February 20)...........................................  $     305  $     279   $     293

    The London P.M. Fix on February 20, 1998, was $297 per ounce.

CONTINUING LOSSES

    The Company reported net losses of $19.4 million and $14.0 million for the years ended December 31, 1997 and 1996, respectively, $5.0 million for the six months ended December 31, 1995 and $18.4 million for the fiscal year ended June 30, 1995. The Company expects to continue to experience losses until higher grade ore from Turquoise Ridge or other sources is produced, which other sources could include sources presently being explored or developed by the Company. There can be no assurance that sources of higher grade ores will be developed by the Company.

RESERVES

    The ore reserves described by the Company are, in large part, estimates made by the Company and confirmed by independent mining consultants known as Mine Development Associates ("MDA") or Mineral Resource Development, Inc. ("MRDI"). The reserves confirmed by MDA or MRDI are subject to certain risks and assumptions, including those discussed in "Certain Turquoise Ridge Mine Risks" below. Additionally, no assurance can be given that the indicated level of recovery of gold will be realized or that the assumed gold price of $350 per ounce will be obtained. Reserve estimates may require revision based on actual production experience. Market price fluctuations of gold, as well as increased production costs or reduced recovery rates, may render ore reserves containing relatively lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves. Moreover, short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades, may adversely affect the Company's profitability in any particular period.

    Declines in the market price of gold may also render ore reserves containing relatively lower grades of gold mineralization uneconomic to exploit.

PROJECT DEVELOPMENT RISKS

    The Company from time to time engages in the development of new ore bodies. Specific risks associated with the Company's development of the Turquoise Ridge mine are discussed below. The Company's ability to sustain or increase its present level of gold production is dependent in part on the successful development of such new ore bodies and/or expansion of existing mining operations. The economic feasibility of any such development project, and all such projects collectively, is based upon, among other things, estimate of reserves, metallurgic recoveries, capital and operating costs of such projects and future gold prices. Development projects are also subject to the successful completion of feasibility studies, issuance of necessary permits and receipt of adequate financing.

    Development projects have no operating history upon which to base estimates of future cash operating costs and capital requirements. In particular, estimates of reserves, metal recoveries and cash operating costs are to a large extent based upon the interpretation of geologic data obtained from drill holes and other sampling techniques and feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of metals from the ore, comparable facility and equipment costs, anticipated climate conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns of any and all development projects may materially differ from the costs and returns initially estimated.

CERTAIN TURQUOISE RIDGE MINE RISKS

    The Turquoise Ridge mine involves numerous risks. These include the following:

    CAPITAL REQUIREMENTS. Expenditures required to advance the Turquoise Ridge mine to the point of commercial production were estimated to be $36 million at December 31, 1997. The Company intends to finance the completion of the Turquoise Ridge mine with the net proceeds of this offering.

    RESERVES. There can be no assurance that the probable reserves set forth in MRDI and MDA's reserve reports for Turquoise Ridge and the Shaft Zone (see "Proven and Probable Minable Reserves" table in Item 1 and 2 "Business and Properties") will actually be mined and milled on an economic basis, if at all. The MDA and MRDI reports are based upon many assumptions, some or all of which may not prove to be accurate. The failure of any such assumptions to prove accurate may alter the conclusions of MDA's and/or MRDI's report on reserves and may have a material adverse affect on the Company. The resource and reserve estimates were prepared using geological and engineering judgment based on available data. In the absence of underground development, such estimates must be regarded as imprecise and some of the assumptions made may later prove to be incorrect or unreliable. The grade distribution at Turquoise Ridge is between
0.2 to 0.75 ounces per ton. Small changes in cutoff grade can cause large shifts in the reserves. If dilution and/or mining costs related to poor ground conditions are higher than expected, the reserves could be substantially reduced, resulting in a shortening of mine life and a reduced or negative cash flow.

    DILUTION. The tonnage and grade of the mill feed material was estimated by applying dilution factors to certain resource data. The dilution agents are backfill, waste from the back of overcut crosscuts and drifts, and from the walls. In the case of the latter two, MRDI assumed that there would be an average of one foot of back and wall dilution. MDA used approximately 15% dilution and 95% recovery of the minable reserve. If this dilution increases, there will be corresponding negative effects on the tonnage and grade to mill. This risk is related to the irregular configuration of the ore body which, even with the tight cut-and-fill stoping method used, could make achievement of a dilution thickness of one foot impossible to achieve in practice.

    PRODUCTION SHAFT COMPLETION. Completion of the production shaft, which is expected no earlier than the third quarter of 1998, is an aggressive schedule. Delay in this construction would necessitate removing ore through the Ventilation Shaft, which is basically designed for waste and the limited ore from early production. Additionally, the availability of the final ventilation circuit required for mining depends upon the completion of the Production Shaft.

    MINING COST. As part of the project risk assessment, sensitivities were run on various mining costs. Due to uncertainties about actual ground conditions and productivities, these costs are only predictable within a broad range and the predictions may not be valid. Increased actual mining costs may have a material adverse effect on the viability of the Turquoise Ridge project and on the Company.

    HYDROLOGY. Drainage of the ore body and surrounding rock will be critical to the achievement of the mining efficiencies and costs estimated by the study. If the deposit is not drained and water remains in this clay-rich environment, mining conditions could worsen, and ground support costs will increase. If, due to the presence of fine clays, the deposit drains slowly, the start of production may be delayed, and the build-up to full production may be of longer duration. Additionally, depending upon the quantity and quality of water encountered, the water treatment/disposal options presently available to the Company may be insufficient to meet estimated amounts needed to treat water pumped from Turquoise Ridge during dewatering. Currently, the infiltration basins are accepting and disposing of all water delivered from both the Getchell Underground and the Turquoise Ridge mines, although there can be no assurance that these conditions will continue.

    GEOTECHNICAL CONSIDERATIONS. The Turquoise Ridge ore zones contain areas of poor ground conditions due to a high percentage of the ground being comprised of low rock mass rating rock and clay. As a result, the Company may be required to make expenditures on additional ground support.

DEPENDENCE ON A SINGLE PROPERTY

    All of the Company's revenues are derived from its mining and milling operations at the Getchell Property. If the operations at the Getchell Underground or Turquoise Ridge mines, or at any of the Company's processing facilities, were to be reduced, interrupted or curtailed, the Company's ability to generate future revenues and profits could be materially adversely affected.

EXPLORATION

    Mineral exploration, particularly for gold, is highly speculative in nature, involves many risks and is frequently unsuccessful. The Company is seeking to expand its reserves only through exploration and development at the Getchell Property. There can be no assurance that the Company's exploration efforts will result in the discovery of any additional gold mineralization or that any mineralization discovered will result in an increase of the Company's reserves. If reserves are developed, it may take a number of years and substantial expenditures from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. No assurance can be given that the Company's exploration programs will result in the replacement of current production with new reserves or that the Company's development program will be able to extend the life of the Company's existing mines.

HEDGING ACTIVITIES AND OTHER PRECIOUS METAL CONTRACT COMMITMENTS

    Precious metals contracts between the Company and various counterparties involve the requirement that the Company deliver gold to the counterparty at agreed-upon prices. Should the counterparty be unable to fulfill its purchase obligations, there is no guarantee that the Company will be able to receive the agreed-upon sales price in the open market. Should Getchell be unable to produce sufficient gold to meet its hedging contract obligations, the Company may be obligated to purchase such gold at the then market price. There can be no assurance that the Company will have the funds necessary to purchase such gold or that it will be able to do so without causing a material adverse effect on the Company.

    The Company's accounting treatment for hedging and other precious metal contract commitments is outlined in Notes 2 and 3 to the Company's consolidated financial statements included in Item 8 "--Financial Statements and Supplementary Data" in the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

DEPENDENCE ON KEY PERSONNEL

    The Company is dependent on the services of certain key officers and employees, including its Chief Executive Officer, its Chief Financial Officer, its Chief Operating Officer, its Chief Administrative Officer and its Vice President of Exploration. Competition in the mining industry for qualified individuals is intense, and the loss of any of these key officers or employees, if not replaced, could have a material adverse effect on the Company's business and its operations. The Company currently does not have key person insurance. The Company has entered into Termination Agreements with its Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Administrative Officer and Vice President of Exploration which provide for certain payments upon termination or resignation resulting from a change of control (as defined in such agreements).

    In connection with the development of Turquoise Ridge, the Company expects that it will require a significant number of additional skilled employees. The Company faces intense competition from other mining companies in connection with the recruitment and retention of such employees. Additionally, although the Company does not currently have any unionized employees, there can be no assurance that unionization will not occur in the future.

GOVERNMENT REGULATION

    SAFETY. The mining operations of the Company are subject to inspection and regulation by the Mine Safety and Health Administration of the United States Department of Labor ("MSHA") under the provisions of the Mine Safety and Health Act of 1977. The Occupational Safety and Health Administration ("OSHA") also has jurisdiction over safety and health standards not covered by MSHA. It is the Company's policy to comply with applicable directives and regulations of MSHA and OSHA.

    On January 15, 1997, a mine site accident involving a loader resulted in the death of a Company employee. As required by federal law, MSHA officials investigated the accident. MSHA issued seven enforcement actions, one of which was subsequently vacated. The maximum civil penalties for which the Company could be assessed as the result of such actions is $0.3 million. MSHA is also conducting a special investigation to determine whether knowing and/or willful violations on the part of the Company or any agent, officer or director of the Company occurred. The result of that investigation is unknown, but could result in criminal penalties for the Company and/or civil or criminal penalties for agents, officers, or directors of the Company. While management of the Company believes that the results of the investigation will not have a material adverse effect on the Company, no assurance can be given that the outcome of this investigation will not have such an effect.

    On May 26, 1997, a worker employed by the ventilation shaft sinking contractor was killed in an accident at the bottom of the ventilation shaft due to a mechanical failure of a safety device. As required by federal law, MSHA officials investigated the cause of the accident. Enforcement action was taken against the contractor, but the Company did not receive any citations as a result of that accident investigation.

    CURRENT ENVIRONMENTAL LAWS AND REGULATIONS. The Company must comply with environmental standards, laws and regulations which may entail greater or lesser costs and delays depending on the nature of the regulated activity and how stringently the regulations are implemented by the regulatory authority. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the Company would not proceed with the development of a project or the operation or further development of a mine. Laws and regulations involving the protection and remediation of the environment and the governmental policies for implementation of such laws and regulations are constantly changing and are generally becoming more restrictive. The Company has made, and expects to make in the future, significant expenditures to comply with such laws and regulations. These requirements include regulations under: (i) the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA" or "Superfund") which regulates and establishes liability for the release of hazardous substances; (ii) the Endangered Species Act ("ESA") which identifies endangered species of plants and animals and regulates activities to protect these species and their habitats; (iii) the Clean Water Act;

(iv) the Clean Air Act; (v) the Resource Conservation and Recovery Act for disposal of hazardous waste; (vi) the Migratory Bird Treaty Act; (vii) the Safe Drinking Water Act; (viii) the Federal Land Policy and Management Act; (ix) the National Environmental Policy Act; (x) the National Historic Preservation Act; and (xi) many other state and federal laws and regulations.

    The United States Environmental Protection Agency ("EPA") continues the development of a solid waste regulatory program specific to mining operations such as the Company's, whose mineral extraction and beneficiation wastes are not regulated as hazardous wastes under the Resource Conservation and Recovery Act ("RCRA"). In September 1997, the EPA issued its National Hardrock Mining Framework. The Framework focuses on the EPA's use of its existing authorities other than RCRA to address environmental concerns posed by hardrock mining. The Company does not anticipate that the Framework will have a material adverse effect on the Company.

    Environmental laws and regulations may also have an indirect impact on the Company, such as increased cost for electricity due to acid rain provisions of the Clean Air Act Amendments of 1990. Charges by refiners to which the Company sells its metallic concentrates and products have substantially increased over the past several years because of requirements that refiners meet revised environmental quality standards. The Company has no control over the refiners' operations or their compliance with environmental laws and regulations.

    POTENTIAL LEGISLATION. Several recent legislative developments have affected or may in the future affect the cost of and the ability of mining claimants to use the Mining Law of 1872, as amended (the "General Mining Law"), to acquire and use federal lands for mining operations. Since October 1994, a moratorium has been imposed on processing new patent applications for mining claims. This moratorium should not affect the status of the patent applications made by the Company under the General Mining Law before the moratorium was imposed. Also, since 1993, a rental or maintenance annual fee of $100 per claim has been imposed by the Federal government on unpatented mining claims in lieu of the prior requirement for annual assessment work. During the last several Congressional sessions, bills have been repeatedly introduced in the U.S. Congress which would supplant or radically alter the General Mining Law. As of February 20, 1998, no such bills have been passed. Such bills have proposed, among other things, to permanently eliminate or greatly limit the right to a mineral patent, impose royalties, and impose new Federal reclamation, environmental control and other restoration requirements. Royalty proposals have ranged from a 2% royalty on "net profits" from mining claims to an 8% royalty on modified gross income/net smelter returns. If enacted, such legislation could substantially impair the ability of companies to economically develop mineral resources on federal lands. The extent of the changes, if any, which may be made by Congress to the General Mining Law is not presently known, and the potential impact on the Company as a result of future Congressional action is impossible to predict. Although a majority of the Company's existing mining operations occur on private or patented property, the proposed changes to the General Mining Law could adversely affect the Company's ability to economically develop mineral resources on federal lands. Disposal of overburden and mineral processing wastes by the Company occur on both private and federal lands. Exploration activities also occur on both private and federal lands. Other legislative initiatives relating to environmental laws potentially applicable to mining include proposals to substantially alter CERCLA, the Clean Water Act, Safe Drinking Water Act, and the ESA, bills which introduce additional protection of wetlands and various initiatives to increase the regulatory control over exploration and mining activities. Adverse developments and operating requirements resulting from these initiatives could substantially impair the economic ability of the Company, as well as others, to develop mineral resources. Because none of these bills have passed and because revisions to current versions of these bills could occur prior to passage, the potential impact on the Company of such legislative initiatives is not known at this time.

ENVIRONMENTAL MATTERS

    ENVIRONMENTAL LIABILITY. The Company is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products that could occur as a result of the Company's mineral exploration, development and production.

    The gold ore located on the Getchell Property and the existing tailings ponds and waste dumps located on the Getchell Property contain relatively high levels of arsenic, and the milling of such ore involves the use of other toxic substances, including, but not limited to, sodium cyanide, sodium hydroxide, sulfuric acid and nitric acid.

    Environmental liability also may result from mining activities conducted by others prior to the Company's ownership of a property. Historic mining disturbances, facilities, waste materials and other discrete areas of potential contamination associated with gold, tungsten, and molybdenum production between 1937 and 1969 by previous owners and operators are encompassed within the area of the Company's Getchell Property operations. Under CERCLA and other federal, state and local environmental laws, ordinances, and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property or other property to which such substances may have migrated. Such laws may impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In connection with its current or prior ownership or operation of property or facilities, the Company may be potentially liable for any such costs or liabilities. Although the Company is currently not aware of any material environmental claims pending or threatened against it, no assurance can be given that a material environmental claim will not be asserted against the Company.

    Restoration of certain areas of historic disturbance and contamination has been undertaken in conjunction with current mining operations and has been incorporated into the Company's state permits in coordination with the federal land management agency. Such restoration will not necessarily result in removal of all hazardous substances located on the Getchell Property nor will it relieve the Company of all potential liability for such substances under CERCLA or similar laws.

    To the extent the Company is subject to environmental liabilities, the payment of such liabilities or the costs which must be incurred to remedy environmental pollution would reduce funds otherwise available to the Company and could have a material adverse effect on the Company. Should the Company be unable to fully remedy an environmental problem, the Company might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on the Company. Insurance for environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been purchased by the Company as it is not generally available at a reasonable price.

    ENVIRONMENTAL PERMITS. All of the Company's exploration, development and production activities are subject to regulation under one or more of the various state and federal environmental laws and regulations. These laws address emissions to the air, discharges to water, management of wastes, management of hazardous substances, protection of natural resources, protection of antiquities and restoration of lands which are disturbed by mining. Many of the regulations require permits to be obtained for the Company's activities. The Company maintains permits required for its facilities and operations which provide for ongoing compliance and monitoring. Some of the permits include Bureau of Land Management Plan of Operations No. N24-87-003P; EPA Hazardous Waste Facility No. NVD986774735; Nevada water pollution control permits NEV86014 (for mining and mineral processing) and NEV95113 (for excess mine water disposal); Nevada reclamation permit 0105; and Nevada air quality permit AP1041-0292. These permits must be updated and reviewed from time to time, and normally are subject to environmental impact analyses and public review processes prior to approval of the activity. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of the Company's business, causing those activities to be economically re-evaluated at that time.

    RESTORATION. The Company accrues expenses over the productive life of its mine for anticipated costs associated with restoration of the mine site. Activities which result in restoration costs include the permanent closure of the mining and mineral processing operations and the reclamation of the disturbed land to a productive use. This includes restoration of historic and current mining and mineral processing operations and associated land disturbances. Restoration takes place concurrent with and after the productive life of mining operations. Activities which result in restoration costs after permanent closure and reclamation primarily relate to monitoring and other post mining management activities.

    The uncertainties related to future restoration costs result from unknown future additional regulatory requirements, significant new facilities or surface disturbances, and the potential for recognition in the future of additional activities needed for restoration. The technologies for restoration are evolving. Periodic review of the activities and costs for restoration, and consequent adjustments to the ongoing accrual, are conducted. The Company has programs of evaluating various restoration technologies during mining and milling operations. The Company has begun restoration of the Getchell property, conducts concurrent restoration and anticipates an ongoing program of concurrent restoration over the productive life of the mining operations. Restoration activities have included regrading, fertilizing, mulching, seeding, live planting, monitoring and restoration research.

    In accordance with applicable State and Federal laws, the Company has posted a reclamation bond of $4.5 million to cover the costs for reclamation of the Getchell property. Current submittals to expand the existing tailing facility are expected to increase the bond requirements to approximately $9.0 million. As of December 31, 1997, the total estimated restoration costs for the Getchell Property were $8.7 million, of which the Company had accrued $2.7 million. The amount of total estimated restoration costs has increased over time due to expanded mining activities, requirements for restoring expanded tailing disposal areas, and more stringent regulatory requirements. Additional increases may occur in the future for the same reasons.

MINING RISK AND INSURANCE

    The gold ore located on the Getchell Property and the existing tailings ponds and waste dumps located on the Getchell Property contain relatively high levels of arsenic, and the milling of such ore involves the use of other toxic substances, including sodium cyanide, sodium hydroxide, sulfuric acid and nitric acid. In addition, the business of gold mining is generally subject to a number of risks and hazards, including environmental hazards, industrial accidents, labor disputes, the encounter of unusual or unexpected geological conditions, slope failures, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, blizzards and earthquakes. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Company maintains insurance against risks that are typical in the gold mining industry and in amounts that the Company believes to be reasonable, but which may not provide adequate coverage in certain unforeseen circumstances. However, insurance against certain risks (including certain liabilities for environmental pollution or other hazards as a result of exploration and production) has not been purchased by the Company as such coverage is not generally available at a reasonable price to it or to other companies within the industry.

TITLE TO PROPERTIES

    Certain of the Company's mineral rights consist of unpatented mining claims. Unpatented mining claims are unique property interests that are generally considered to be subject to greater title risk than other real property interests. The greater title risk results from unpatented mining claims being dependent on strict compliance with a complex body of federal and state statutory and decisional law, much of which compliance involves physical activities on the land, and from the lack of public records which definitively control the issues of validity and ownership.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the Common Stock offered hereby are estimated to be approximately $57.0 million after deducting underwriting discounts and estimated offering expenses (or approximately $65.6 million if the Underwriters' over-allotment option is exercised in full). The Company intends to use approximately $20 million of the net proceeds for the continued development of the Turquoise Ridge mine and approximately $25 million for an increase in mill capacity from 3,200 tons per day to 4,200 tons per day. The remaining proceeds will be used for exploration on the Getchell Property, for additional capital expenditures and for general corporate purposes. Pending the application of the net proceeds, the Company expects to invest such proceeds in short-term, interest-bearing instruments or other investment-grade securities.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

    The Company's Common Stock is traded on the American Stock Exchange under the symbol "GGO." Prior to June 25, 1996, the Company's Common Stock was listed on the Nasdaq National Market. The following table sets forth for the periods indicated, the high and low recorded prices of the Company's Common Stock on the Nasdaq National Market prior to June 25, 1996 and the American Stock Exchange thereafter. On February 20, 1998, the last reported sale price of the Common Stock as reported by the American Stock Exchange was $19.875 per share.

1996                                                                           HIGH        LOW
---------------------------------------------------------------------------  ---------  ---------
First Quarter..............................................................  $   29.25  $   21.75
Second Quarter.............................................................  $   41.00  $   27.13
Third Quarter..............................................................  $   50.25  $   30.50
Fourth Quarter.............................................................  $   48.00  $   37.38
1997
---------------------------------------------------------------------------
First Quarter..............................................................  $   51.50  $   32.00
Second Quarter.............................................................  $   43.50  $   34.25
Third Quarter..............................................................  $   41.00  $   29.38
Fourth Quarter.............................................................  $   42.25  $   19.50
1998
---------------------------------------------------------------------------
First Quarter (through February 20)........................................  $   26.44  $   17.81

    No dividends have been declared since the Company's initial public offering in May 1988, and dividends are not anticipated for the foreseeable future.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in an underwriting agreement
dated March   , 1998 (the "Underwriting Agreement") among the Company, Nesbitt
Burns Securities Inc., Smith Barney Inc., Scotia Capital Markets (USA) Inc. and First Marathon (U.S.A.) Inc (the "U.S. Underwriters") and Nesbitt Burns Inc., Salomon Smith Barney Canada Inc., ScotiaMcLeod Inc. and First Marathon Securities Limited, (the "Canadian Underwriters"), as underwriters (collectively, the "Underwriters"), the Company has agreed to sell and the Underwriters have, subject to the conditions specified therein, agreed to purchase from the Company the number of shares of Common Stock set forth in the table below. The obligation of each Underwriter to purchase the shares of Common Stock set forth against its name in the table is joint with the obligation of its affiliate set forth beside its name in the table but several and not joint with respect to each other Underwriter in the table.

                                                                                     NUMBER
UNDERWRITERS                                                                       OF SHARES
---------------------------------------------------------------------------------  ----------
Nesbitt Burns Securities Inc./Nesbitt Burns Inc..................................
Smith Barney Inc./Salomon Smith Barney Canada Inc................................
Scotia Capital Markets (USA) Inc./ScotiaMcLeod Inc...............................
First Marathon (U.S.A.) Inc/First Marathon Securities Limited....................
                                                                                   ----------
                                                                                    3,000,000

    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that they may be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the shares of Common Stock offered hereby if any are purchased under the Underwriting Agreement.

    Under the Underwriting Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell such shares in Canada or to persons who are Canadian persons, and the Canadian Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell such shares in the United States or to persons who are U.S. persons. The foregoing limitations do not apply to stabilization transactions or to transactions between the U.S. Underwriters and the Canadian Underwriters. Subject to applicable law, the Underwriters may offer the Common Stock outside Canada and the United States.

    With respect to the offering in the United States, the U.S. Underwriters propose to offer the Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain
dealers at such public offering price less a concession not to exceed US$   per
share. Such dealers may reallow a concession not to exceed US$   per share to
other dealers. After the public offering, the public offering price and concessions and reallowances to dealers may be changed by the Underwriters.

    The Company has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus Supplement, to purchase up to 450,000 additional shares of Common Stock at the initial public offering price less the underwriting discount. The Underwriters may exercise such option solely to cover over-allotments, if any, on the sale of the Common Stock offered hereby.

    The Company has agreed to indemnify the Underwriters and their directors, officers, employees and agents against certain liabilities, including civil liabilities under the Canadian provincial securities legislation or the Securities Act of 1933 (United States), as amended, or will contribute to payments the Underwriters may be required to make in respect thereof.

    The Company has agreed with the Underwriters that it will not, for the period ending 90 days after the date of this Prospectus Supplement, issue or sell any shares of Common Stock or any right to acquire shares of Common Stock, without the prior consent of Nesbitt Burns Inc., except that the Company may grant options to purchase shares of Common Stock pursuant to the Company's stock option plans and may issue shares of Common Stock pursuant to the exercise of options granted under the Company's stock option plans.

    In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock in accordance with Regulation M of the Exchange Act. Specifically, the Underwriters may overallot the Offering, creating a syndicate short position in the Common Stock for their own account. Underwriters may bid for and purchase shares of Common Stock in the open market to cover syndicate short positions. In addition, the Underwriters may bid for and purchase shares of Common Stock in the open market to stabilize the price of the Common Stock. These activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end these activities at any time.

    Pursuant to a policy statement of the Ontario Securities Commission, the Underwriters may not, throughout the period of distribution, bid for or purchase shares of Common Stock. The policy statement allows certain exceptions to the foregoing prohibitions. The Underwriters may only avail themselves of such exceptions on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the shares of Common Stock. Subject to the foregoing, in connection with this Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market prices of the Common Stock at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

    Each of the Underwriters, from time to time, performs investment banking and other financial services for the Company.

                          TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the Common Stock is Harris Trust & Savings Bank.

                                 LEGAL MATTERS

    Certain U.S. legal matters with respect to the Common Stock offered hereby will be passed upon for the Company by Latham & Watkins, San Francisco, California, and certain Canadian legal matters will be passed upon for the Company by McCarthy Tetrault, Toronto, Ontario. Certain U.S. legal matters will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Toronto, Ontario, and certain Canadian legal matters will be passed upon for the Underwriters by Davies, Ward & Beck, Toronto, Ontario.

                                    EXPERTS

    The financial statements of Getchell Gold Corporation as of December 31, 1997 and 1996, and for the years ended December 31, 1997 and 1996, the six months ended December 31, 1995, and the year ended June 30, 1995, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

PROSPECTUS

                           GETCHELL GOLD CORPORATION

                                DEBT SECURITIES
                                PREFERRED STOCK
                                  COMMON STOCK
                                EQUITY WARRANTS
                                 DEBT WARRANTS

    Getchell Gold Corporation, a Delaware corporation (the "Company"), directly or through agents, dealers, or underwriters designated from time to time, may offer, issue and sell, together or separately, up to $300,000,000 in the aggregate of (a) secured or unsecured debt securities (the "Debt Securities") of the Company, in one or more series, which may be either senior debt securities (the "Senior Debt Securities"), senior subordinated debt securities (the "Senior Subordinated Debt Securities") or subordinated debt securities (the "Subordinated Debt Securities"), (b) shares of preferred stock of the Company, par value $.0001 per share (the "Preferred Stock"), in one or more series, (c) shares of common stock of the Company, par value $.0001 per share (the "Common Stock"), (d) warrants to purchase Common Stock or Preferred Stock (the "Equity Warrants") or (e) warrants to purchase Debt Securities (the "Debt Warrants" and together with the Equity Warrants, the "Warrants"), or any combination of the foregoing, either individually or as units consisting of one or more of the foregoing, each on terms to be determined at the time of sale. The Debt Securities may be issued as exchangeable and/or convertible Debt Securities exchangeable for or convertible into shares of Common Stock or Preferred Stock. The Preferred Stock may also be exchangeable for and/or convertible into shares of Common Stock or another series of Preferred Stock. The Debt Securities, the Preferred Stock, the Common Stock and the Warrants are collectively referred to herein as the "Securities." When a particular series of Securities is offered, a supplement to this Prospectus (each a "Prospectus Supplement") will be delivered with this Prospectus. The Prospectus Supplement will set forth the terms of the offering and sale of the offered Securities.
                                ----------------

SEE "RISK FACTORS" COMMENCING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS THAT
         SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF SECURITIES.
                                ---------------

    Except as described more fully herein or as set forth in the Prospectus Supplement relating to any offered Debt Securities, the Indenture will not provide holders of Debt Securities protection in the event of a highly-leveraged transaction, reorganization, restructuring, merger or similar transaction involving the Company which could adversely affect holders of Debt Securities. See "Description of Debt Securities--Consolidation, Merger and Sale of Assets."

    The Company's Common Stock is traded on the American Stock Exchange and The Toronto Stock Exchange under the symbol GGO. On June 26, 1997, the last reported sale price of the Common Stock as reported by the American Stock Exchange was $35 1/4 per share. The Company has not yet determined whether any of the Debt Securities, Preferred Stock or Warrants offered hereby will be listed on any exchange or over-the-counter market. If the Company decides to seek listing of any such Securities, the Prospectus Supplement relating thereto will disclose such exchange or market.
                                ----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                REPRESENTATION TO THE CONTRARY IS A FEDERAL OFFENSE.
                                ----------------

    The Securities may be sold directly by the Company, through agents designated from time to time or to or through underwriters or dealers. The Company reserves the sole right to accept, and together with its agents, from time to time, to reject in whole or in part any proposed purchase of Securities to be made directly or through agents. See "Plan of Distribution." If any such agents or underwriters are involved in the sale of any Securities, the names of such agents or underwriters and any applicable fees, commissions or discounts will be set forth in the applicable Prospectus Supplement.

    This Prospectus may not be used to consummate sales of Securities unless accompanied by the applicable Prospectus Supplement.
                                ----------------

                  THE DATE OF THIS PROSPECTUS IS JULY 9, 1997.

    Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Securities. Specifically, the Underwriters may overallot in connection with the offering and may bid for and purchase securities in the open market. For a description of these activities, see "Plan of Distribution."

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

    This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors including those set forth under "Risk Factors" included in the Company's most recently incorporated Annual Report on Form 10-K or Quarterly Report on Form 10-Q and elsewhere in this Prospectus.

                             AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, part of which has been omitted in accordance with the rules and regulations of the Commission. For further information about the Company and the Securities offered hereby, reference is made to the Registration Statement, including the exhibits filed as a part thereof and otherwise incorporated therein. Statements made in this Prospectus as to the contents of any agreement or other document referred to herein are qualified by reference to the copy of such agreement or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in its entirety by such reference.

    The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files periodic reports, proxy statements and other information with the Commission. The Registration Statement, including the exhibits thereto, as well as such reports and other information filed by the Company with the Commission, can be inspected, without charge, and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington D.C., 20549 and at the Commission's regional offices located at 7 World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Reports and other information concerning the Company can also be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York, 10006. The Commission also maintains a site on the World Wide Web at http://www.sec.gov, that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission, and certain of the Company's filings are available at such Web site.

                     INFORMATION INCORPORATED BY REFERENCE

    The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus: (1) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997,
(2) the Company's Annual Report on Form 10-K for the year ended December 31, 1996, as amended, (3) the description of the Company's Common Stock on Form 8-A filed with the Commission on June 19, 1996 and (4) all other documents subsequently filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and before the termination of the offering, which shall be deemed to be a part hereof from the date of filing of such documents.

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon request, a copy of any documents incorporated into this Prospectus by reference (other than exhibits incorporated by reference into such document). Requests for documents should be submitted to Getchell Gold Corporation, 5460 South Quebec Street, Suite 240, Englewood, Colorado 80111, Attention: Secretary (telephone (303) 771-9000). The information relating to the Company contained in this Prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference herein.

                                  THE COMPANY

    The Company is engaged in exploration, development, mining and processing of gold ore from the 33,000 acre "Getchell Property" located in north central Nevada.

    The Getchell Property is located in the Potosi Mining District on the eastern side of the Osgood Mountain Range 35 miles northeast of the town of Winnemucca, Nevada. Access to the property is via Nevada State Highway 18 and an all- weather gravel road maintained jointly by the Company and various competitors who use the same access. The Company's operations on the Getchell Property include a pressure oxidation (autoclave) mill facility, a heap leach facility and an underground mine known as the "Getchell Underground" mine. Prior to July 1995, and for a nine-month period during 1996, operations also included open pit mining of oxide and sulfide ores. During the twelve-month period ended December 31, 1996, approximately 171,343 ounces of gold were produced and sold. A second underground mine on the Getchell Property known as the "Turquoise Ridge" mine is currently under development.

    The Company was incorporated in Nevada in August 1987 by ChemFirst Inc. ("ChemFirst," formerly known as First Mississippi Corporation), a Mississippi corporation, for the purpose of financing, developing and operating the Getchell Property and for conducting minerals exploration. In June 1988, the Company sold 3,250,000 shares of its common stock in an initial public offering. Following the offering, ChemFirst held approximately 81% of the Company's stock. In October 1995 ChemFirst distributed its 14,750,000 shares of the Company's stock to ChemFirst's shareholders in a tax free distribution. In June 1996, the Company changed its state of incorporation to Delaware.

    The Company's principal executive offices are located at 5460 South Quebec Street, Suite 240, Englewood, Colorado 80111, and its telephone number is (303) 771-9000.

                                  RISK FACTORS

    In addition to the other information in this Prospectus, prospective purchasers of the Securities offered hereby should carefully consider the risk factors set forth under the heading "Risk Factors" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the Company's most recently incorporated Annual Report on Form 10-K or Quarterly Report on Form 10-Q. See "Information Incorporated by Reference."

                                USE OF PROCEEDS

    Unless otherwise indicated in a Prospectus Supplement, the Company anticipates that any net proceeds would be used for general corporate purposes, which may include but are not limited to exploration on the Getchell Property, working capital, capital expenditures, repayment of indebtedness and acquisitions. When a particular series of Securities is offered, the Prospectus Supplement relating thereto will set forth the Company's intended use for the net proceeds received from the sale of such Securities. Pending the application of the net proceeds, the Company expects to invest such proceeds in short-term, interest-bearing instruments or other investment-grade securities.

                    RATIOS OF EARNINGS TO FIXED CHARGES AND
                     EARNINGS TO COMBINED FIXED CHARGES AND
                           PREFERRED STOCK DIVIDENDS

    The following table sets forth the unaudited consolidated ratios of earnings to fixed charges and earnings to fixed charges and preferred stock dividends for the Company for the periods indicated.

                                                                                                         YEARS ENDED
                                                                                                          JUNE 30,
                                       QUARTER ENDED      YEAR ENDED     SIX-MONTH PERIOD ENDED   -------------------------
                                       MARCH 31, 1997   DEC. 31, 1996*       DEC. 31, 1995*       1995   1994   1993   1992
                                       --------------   --------------   ----------------------   ----   ----   ----   ----
Ratio of earnings to fixed charges...     **               **                 **                  **     3.7    **     3.6

Ratio of earnings to fixed charges
  and preferred stock dividends......     **               **                 **                  **     3.7    **     3.6

--------------------------

 * On September 24, 1995, the Company changed its fiscal year end to December 31 from June 30.

** For the periods presented below, earnings were insufficient to cover fixed charges in the amounts set forth below. Therefore, no ratios are provided for those periods.

                                                                                                     YEARS ENDED JUNE 30,
                                          QUARTER ENDED     YEAR ENDED     SIX-MONTH PERIOD ENDED   -----------------------
                                          MARCH 31, 1997   DEC. 31, 1996       DEC. 31, 1995           1995         1993
                                          --------------   -------------   ----------------------   -----------  ----------
Coverage Deficiency.....................    $8,362,940      $ 16,098,998         $6,313,000         $19,088,000  $3,129,000

    For the purpose of calculating the ratio of earnings to fixed charges and the ratio of earnings to fixed charges and preferred stock dividends, earnings consist of income before income taxes and fixed charges (exclusive of preferred stock dividends). For the purpose of calculating both ratios, fixed charges include interest expense, capitalized interest and that portion of rentals representative of an interest factor (estimated to be one third of rent expense). Because the Company did not pay any preferred stock dividends during the fiscal years ended June 30, 1995, 1994, 1993 and 1992, the six months ended December 31, 1995, or the year ended December 31, 1996, the ratios are identical.

                       GENERAL DESCRIPTION OF SECURITIES

    The Company directly or through agents, dealers or underwriters designated from time to time, may offer, issue and sell, together or separately, up to $300,000,000 in the aggregate of (a) secured or unsecured debt securities (the "Debt Securities") of the Company, in one or more series, which may be either senior debt securities (the "Senior Debt Securities"), senior subordinated debt securities (the "Senior Subordinated Debt Securities") or subordinated debt securities (the "Subordinated Debt Securities"), (b) shares of preferred stock of the Company, par value $.0001 per share (the "Preferred Stock"), in one or more series, (c) shares of common stock of the Company, par value $.0001 per share (the "Common Stock"), (d) warrants to purchase Common Stock or Preferred Stock (the "Equity Warrants") or (e) warrants to purchase Debt Securities (the "Debt Warrants" and together with the Equity Warrants, the "Warrants"), or any combination of the foregoing, either individually or as units consisting of one or more of the foregoing, each on terms to be determined at the time of sale. The Debt Securities may be issued as exchangeable and/or convertible Debt Securities exchangeable for or convertible into shares of Common Stock or Preferred Stock. The Preferred Stock may also be exchangeable for and/or convertible into shares of Common Stock or another series of Preferred Stock. The Debt Securities, the Preferred Stock, the Common Stock and the Warrants are collectively referred to herein as the "Securities." When a particular series of Securities is offered, a Prospectus Supplement will be delivered with this Prospectus. The Prospectus Supplement will set forth the terms of the offering and sale of the offered Securities.

                         DESCRIPTION OF DEBT SECURITIES

    The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions do not apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities.

    Debt Securities may be issued from time to time in series under an indenture, and one or more indentures supplemental thereto (collectively, the "Indenture"), between the Company and a trustee to be identified in the applicable Prospectus Supplement (the "Trustee"). The terms of the Debt Securities will include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "TIA") as in effect on the date of the Indenture. The Debt Securities will be subject to all such terms, and potential investors of the Debt Securities are referred to the Indenture and the TIA for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. As used under this caption, unless the context otherwise requires, "Offered Debt Securities" shall mean the Debt Securities offered by this Prospectus and the accompanying Prospectus Supplement.

GENERAL

    The Indenture will provide for the issuance of Debt Securities in series and will not limit the principal amount of Debt Securities which may be issued thereunder. In addition, except as may be provided in the Prospectus Supplement relating to such Debt Securities, the Indenture will not limit the amount of additional indebtedness the Company may incur.

    The applicable Prospectus Supplement or Prospectus Supplements will describe the following terms of the series of Offered Debt Securities in respect of which this Prospectus is being delivered: (1) the title of the Offered Debt Securities; (2) whether the Offered Debt Securities are Senior Debt Securities, Senior Subordinated Debt Securities or Subordinated Debt Securities or any combination thereof; (3) any limit upon the aggregate principal amount of the Offered Debt Securities; (4) the date or dates on which the principal of the Offered Debt Securities is payable; (5) the rate or rates (which may be fixed or variable) at which the Offered Debt Securities will bear interest, if any, or the manner in which such rate or rates are determined; (6) the date or dates from which any such interest will accrue, the interest payment dates on which any such interest on the Offered Debt Securities will be payable and the record dates for the determination of holders to whom interest is payable; (7) the place or places where the principal of and any interest on the Offered Debt Securities will be payable; (8) the obligation of the Company, if any, to redeem, repurchase or repay the Offered Debt Securities in whole or in part pursuant to any sinking fund or analogous provisions or at the option of the holders and the price or prices at which and the period and periods within which and the terms and conditions upon which the Offered Debt Securities shall be redeemed, repurchased or repaid pursuant to such obligation;
(9) the denominations in which any Offered Debt Securities will be issuable, if other than denominations of U.S. $1,000 and any integral multiple thereof; (10) if other than the principal amount thereof, the portion of the principal amount of the Offered Debt Securities of the series which will be payable upon declaration of the acceleration of the maturity thereof; (11) any addition to or change in the covenants which apply to the Offered Debt Securities; (12) any Events of Default with respect to the Offered Debt Securities, if not otherwise set forth under "Events of Default"; (13) whether the Offered Debt Securities will be issued in whole or in part in global form, the terms and conditions, if any, upon which such global Offered Debt Securities may be exchanged in whole or in part for other individual securities, and the depositary for the Offered Debt Securities; (14) the terms and conditions, if any, upon which the Offered Debt Securities shall be exchanged for or converted into other securities or property; (15) the nature and terms of the security for any secured Offered Debt Securities; and (16) any other terms of the Offered Debt Securities which terms shall not be inconsistent with the provisions of the Indenture.

    Debt Securities may be issued at a discount from their principal amount ("Original Issue Discount Securities"). Federal income tax considerations and other special considerations applicable to any such Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

    Debt Securities may be issued in bearer form, with or without coupons. Federal income tax considerations and other special considerations applicable to bearer securities will be described in the applicable Prospectus Supplement.

STATUS OF DEBT SECURITIES

    The Senior Debt Securities will be unsubordinated obligations of the Company and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company.

    The obligations of the Company pursuant to Senior Subordinated Debt Securities will be subordinate in right of payment, to the extent and in the manner set forth in the Indenture, to all Senior Indebtedness of the Company. Except to the extent set forth in the Prospectus Supplement, "Senior Indebtedness" of the Company is defined to mean the principal of, and premium, if any, and any interest (including interest accruing subsequent to the commencement of any proceeding for the bankruptcy or reorganization of the Company under any applicable bankruptcy, insolvency or similar law now or hereafter in effect) on (a) all indebtedness of the Company whether heretofore or hereafter incurred (i) for borrowed money or (ii) in connection with the acquisition by the Company or a subsidiary of assets other than in the ordinary course of business, for the payment of which the Company is liable directly or indirectly by guarantee, letter of credit, obligation to purchase or acquire or otherwise, or the payment of which is secured by a lien, charge or encumbrance on assets acquired by the Company, (b) amendments, modifications, renewals, extensions and deferrals of any such indebtedness, and (c) any indebtedness issued in exchange for any such indebtedness (clauses (a) through (c) hereof being collectively referred to herein as "Debt"); provided, however, that the following will not constitute Senior Indebtedness with respect to Senior Subordinated Debt Securities: (1) any Debt as to which, in the instrument evidencing such Debt or pursuant to which such Debt was issued, it is expressly provided that such Debt is subordinate in right of payment to all Debt of the Company not expressly subordinated to such Debt; (2) any Debt which by its terms refers explicitly to the Senior Subordinated Debt Securities and states that such Debt shall not be senior in right of payment; and (3) any Debt of the Company in respect of the Senior Subordinated Debt Securities or any

Subordinated Debt Securities. The Company will not issue Debt which is subordinated in right of payment to any other Debt of the Company and which is not expressly made pari passu with, or subordinate and junior in right of payment to, the Senior Subordinated Debt Securities.

    The obligations of the Company pursuant to Subordinated Debt Securities will be subordinate in right of payment to all Senior Indebtedness of the Company and to any Senior Subordinated Debt Securities; provided, however, that the following will not constitute Senior Indebtedness with respect to Subordinated Debt Securities: (1) any Debt as to which, in the instrument evidencing such Debt or pursuant to which such Debt was issued, it is expressly provided that such Debt is subordinate in right of payment to all Debt of the Company not expressly subordinated to such Debt; and (2) any Debt of the Company in respect of Subordinated Debt Securities and any Debt which by its terms refers explicitly to the Subordinated Debt Securities and states that such Debt shall not be senior in right of payment.

    No payment pursuant to the Senior Subordinated Debt Securities or the Subordinated Debt Securities, as the case may be, may be made unless all amounts of principal, premium, if any, and interest then due on all applicable Senior Indebtedness of the Company shall have been paid in full or if there shall have occurred and be continuing beyond any applicable grace period a default in any payment with respect to any such Senior Indebtedness, or if there shall have occurred any event of default with respect to any such Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default. However, the Company may make payments pursuant to the Senior Subordinated Debt Securities or the Subordinated Debt Securities, as the case may be, if a default in payment or an event of default with respect to the Senior Indebtedness permitting the holder thereof to accelerate the maturity thereof has occurred and is continuing and judicial proceedings with respect thereto have not been commenced within a certain number of days of such default in payment or event of default. Upon any distribution of the assets of the Company upon dissolution, winding-up, liquidation or reorganization, the holders of Senior Indebtedness of the Company will be entitled to receive payment in full of principal, premium, if any, and interest (including interest accruing subsequent to the commencement of any proceeding for the bankruptcy or reorganization of the Company under any applicable bankruptcy, insolvency or similar law now or hereafter in effect) before any payment is made on the Senior Subordinated Debt Securities or Subordinated Debt Securities, as applicable. By reason of such subordination, in the event of insolvency of the Company, holders of Senior Indebtedness of the Company may receive more, ratably, and holders of the Senior Subordinated Debt Securities or Subordinated Debt Securities, as applicable, having a claim pursuant to the Senior Subordinated Debt Securities or Subordinated Debt Securities, as applicable, may receive less, ratably, than the other creditors of the Company. Such subordination will not prevent the occurrence of any event of default (an "Event of Default") in respect of the Senior Subordinated Debt Securities or the Subordinated Debt Securities.

    If the Company offers Debt Securities, the applicable Prospectus Supplement will set forth the aggregate amount of outstanding indebtedness, if any, as of the most recent practicable date that by the terms of such Debt Securities would be senior to such Debt Securities. The applicable Prospectus Supplement will also set forth any limitation on the issuance by the Company of any additional senior indebtedness.

CONVERSION RIGHTS

    The terms, if any, on which Debt Securities of a series may be exchanged for or converted into shares of Common Stock or Preferred Stock will be set forth in the Prospectus Supplement relating thereto.

EXCHANGE, REGISTRATION, TRANSFER AND PAYMENT

    Unless otherwise specified in the applicable Prospectus Supplement, payment of principal, premium, if any, and any interest on the Debt Securities will be payable, and the exchange of and the transfer of Debt Securities will be registerable, at the office of the Trustee or at any other office or agency maintained by the Company for such purpose subject to the limitations of the Indenture. Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be issued in denominations of U.S. $1,000 or integral multiples thereof. No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

BOOK-ENTRY DEBT SECURITIES

    The Debt Securities of a series may be issued in the form of one or more Global Securities (the "Global Securities") that will be deposited with a depositary or its nominee identified in the applicable Prospectus Supplement. In such a case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such Global Security or Securities. Each Global Security will be deposited with such depositary or nominee or a custodian therefor and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the applicable Indenture.

    Notwithstanding any provision of the Indenture or any Debt Security described herein, no Global Security may be transferred to, or registered or exchanged for Debt Securities registered in the name of, any person other than the depositary for such Global Security or any nominee of such depositary, and no such transfer may be registered, unless (i) the depositary has notified the Company that it is unwilling or unable to continue as depositary for such Global Security or has ceased to be qualified to act as such as required by the applicable Indenture, (ii) the Company executes and delivers to the Trustee an order that such Global Security shall be so transferable, registrable and exchangeable, and such transfers shall be registrable, or (iii) there shall exist such circumstances, if any, as may be described in the applicable Prospectus Supplement. All Debt Securities issued in exchange for a Global Security or any portion thereof will be registered in such names as the depositary may direct.

    The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the applicable Prospectus Supplement. The Company expects that the following provisions will apply to depositary arrangements.

    Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities which are to be represented by a Global Security to be deposited with or on behalf of a depositary will be represented by a Global Security registered in the name of such depositary or its nominee. Upon the issuance of such Global Security and the deposit of such Global Security with or on behalf of the depositary for such Global Security, the depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such depositary or its nominee ("participants"). The accounts to be credited will be designated by the underwriters or agents of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in such Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the depositary or its nominee for such Global Security. Ownership of beneficial interests in such Global Security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such Global Securities.

    So long as the depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Unless otherwise specified in the applicable Prospectus Supplement, owners of beneficial interests in such Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certified form and will not be considered the holders thereof for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in such Global Security must rely on the procedures of the depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. If the Company requests any action of holders or an owner of a beneficial interest in such Global Security desires to give any notice or take any action a holder is entitled to give or take under the Indenture, the depositary will authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

    Notwithstanding any other provisions to the contrary in the Indenture, the rights of the beneficial owners of the Debt Securities to receive payment of the principal and premium, if any, of and interest on such Debt Securities, on or after the respective due dates expressed in such Debt Securities, or to institute suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of the beneficial owners.

    Principal of and any interest on a Global Security will be payable in the manner described in the applicable Prospectus Supplement.

CONSOLIDATION, MERGER AND SALE OF ASSETS

    The Company may not consolidate with or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its property or assets to any person unless (a) the Company is the surviving corporation or the entity or the person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia; (b) the entity or person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Debt Securities and the Indenture; and (c) immediately prior to and after the transaction no Default or Event of Default exists.

    Except as may be described in a Prospectus Supplement applicable to a particular series of Debt Securities, there are no covenants or other provisions in the Indenture providing for a put or increased interest or otherwise that would afford holders of Debt Securities additional protection in the event of a recapitalization transaction, a change of control of the Company or a highly leveraged transaction.

COVENANTS OF THE COMPANY

    Unless otherwise indicated in this Prospectus or a Prospectus Supplement, the Debt Securities will not have the benefit of any covenants that limit or restrict the Company's business or operations, the pledging of the Company's assets or the incurrence of indebtedness by the Company.

    The applicable Prospectus Supplement will describe any material covenants in respect of a series of Offered Debt Securities. Other than the covenants of the Company included in the Indenture as described above or as described in the applicable Prospectus Supplement, the Indenture will not provide holders of Debt Securities protection in the event of a highly-leveraged transaction, reorganization, restructuring, merger or similar transaction involving the Company which could adversely affect holders of Debt Securities.

EVENTS OF DEFAULT

    Unless otherwise specified in the applicable Prospectus Supplement, the following will constitute Events of Default under the Indenture with respect to Debt Securities of any series: (a) failure to pay principal of any Debt Security of that series when due and payable at maturity, upon redemption or otherwise;
(b) failure to pay any interest on any Debt Security of that series when due, and the Default continues for 30 days; (c) an Event of Default, as defined in the Debt Securities of that series, occurs and is continuing, or the Company fails to comply with any of its other agreements in the Debt Securities of that series or in the Indenture with respect to that series and the Default continues for the period and after the notice provided therein (and described below); and
(d) certain events of bankruptcy, insolvency or reorganization. A Default under clause (c) above is not an Event of Default with respect to a particular series of Securities until the Trustee or the holders of at least 25% in principal amount of the then outstanding Securities of that series notify the Company of the Default and the Company does not cure the Default within 30 days after receipt of the notice. The notice must specify the Default, demand that it be remedied and state that the notice is a "Notice of Default."

    If an Event of Default with respect to outstanding Debt Securities of any series (other than an Event or Default relating to certain events of bankruptcy, insolvency or reorganization) shall occur and be continuing, either the Trustee or the holders of at least 25% in principal amount of the outstanding Debt Securities of that series by notice, as provided in the Indenture, may declare the unpaid principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such lesser amount as may be specified in the terms of that series) of, and any accrued and unpaid interest on, all Debt Securities of that series to be due and payable immediately. However, at any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on such acceleration has been obtained, the holders of a majority in principal amount of the outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. For information as to waiver of defaults, see "Modification and Waiver" below.

    The Indenture will provide that, subject to the duty of the Trustee during an Event of Default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the applicable Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable security or indemnity. Subject to certain provisions, including those requiring security or indemnification of the Trustee, the holders of a majority in principal amount of the outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series.

    The Company will be required to furnish to the Trustee under the Indenture annually a statement as to the performance by the Company of its obligations under that Indenture and as to any default in such performance.

MODIFICATION AND WAIVER

    Subject to certain exceptions, the Company and the Trustee may amend the Indenture or the Debt Securities with the written consent of the holders of a majority in principal amount of the then outstanding Debt Securities of each series affected by the amendment with each series voting as a separate class. The holders of a majority in principal amount of the then outstanding Debt Securities of any series may also waive compliance in a particular instance by the Company with any provision of the Indenture with respect to the Debt Securities of that series; provided, however, that without the consent of each holder of Debt Securities affected, an amendment or waiver may not (i) reduce the percentage of the principal amount of Debt Securities whose holders must consent to an amendment or waiver; (ii) reduce the rate or change the time for payment of interest on any Debt Security (including default interest); (iii) reduce the principal of or premium, if any, or change the fixed maturity of any Debt Security, or reduce the amount of, or postpone the date fixed for, redemption or the payment of any sinking fund or analogous obligation with respect thereto; (iv) make any Debt Security payable in money other than that stated in the Debt Security; (v) make any change in the provisions concerning waivers of Default or Events of Default by holders or the rights of holders to recover the principal of or interest on any Debt Security; or (vi) waive a default in the payment of the principal of, premium, if any, or interest on, any Debt Security, except as otherwise provided in the Indenture. The Company and the Trustee may amend the Indenture or the Debt Securities without notice to or the consent of any holder of a Debt Security: (i) to cure any ambiguity, defect or inconsistency; (ii) to comply with the Indenture's provisions with respect to successor corporations; (iii) to comply with any requirements of the Commission in connection with the qualification of the Indenture under the TIA; (iv) to provide for Debt Securities in addition to or in place of certificated Debt Securities; (v) to add to, change or eliminate any of the provisions of the Indenture in respect of one of more series of Debt Securities, provided, however, that any such addition, change or elimination (A) shall neither (1) apply to any Debt Security of any series created prior to the execution of such amendment and entitled to the benefit of such provision, nor
(2) modify the rights of a holder of any such Debt Security with respect to such provision, or (B) shall become effective only when there is no outstanding Debt Security of any series created prior to such amendment and entitled to the benefit of such provision; (vi) to make any change that does not adversely affect in any material respect the interest on any holder; or (vii) to establish additional series of Debt Securities as permitted by the Indenture.

    Subject to certain exceptions, the holders of a majority in principal amount of the then outstanding Debt Securities of any series, by notice to the Trustee, may waive an existing Default or Event of Default and its consequences except a Default or Event of Default in the payment of the principal of or interest on any Debt Security with respect to the Debt Securities of that series.

TERMINATION OF THE COMPANY'S OBLIGATIONS UNDER THE DEBT SECURITIES AND THE
  INDENTURE

    Except as otherwise described below, the Company may terminate its obligations under the Debt Securities and the Indenture with respect to the Debt Securities if:

        (a) all previously authenticated and delivered (other than destroyed, lost or stolen Debt Securities which have been replaced or Debt Securities which are paid or Debt Securities for whose payment money or securities has theretofore been held in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation and the Company has paid all sums payable by it under the Indenture; or

        (b)  (1) the Debt Securities mature within one year; and

            (2) the Company irrevocably deposits in trust with the Trustee during such one-year period, under the terms of an irrevocable trust agreement in form and substance satisfactory to the Trustee, as trust funds solely for the benefit of the holders of Debt Securities for that purpose, money or U.S. Government Obligations, or a combination thereof, with the U.S. Government Obligations maturing as to principal and interest in such amounts and at such times as are sufficient, without consideration of any reinvestment of such interest, to pay principal of and interest on the Debt Securities to maturity and to pay all other sums payable by it under the Indenture; or

        (c) (1) the Company irrevocably deposits in trust with the Trustee under the terms of an irrevocable trust agreement in form and substance satisfactory to the Trustee, as trust funds solely for the benefit of the holders of Debt Securities for that purpose, money or U.S. Government Obligations, or a combination thereof, with the U.S. Government Obligations maturing as to principal and interest in such amounts and at such times as are sufficient, without consideration of any reinvestment of such interest, to pay principal of and interest on the Debt Securities to maturity;

            (2) the Company shall have delivered to the Trustee (A) a ruling directed to the Trustee received from the Internal Revenue Service to the effect that the holders of the Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of the Company's exercise of its option under this clause (c) and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such option had not been exercised, or (B) an opinion of counsel to the same effect as the ruling described in subclause (A) above accompanied by a ruling to that effect published by the Internal Revenue Service, unless there has been a change in the applicable federal income tax law since the date of the Indenture such that a ruling from the Internal Revenue Service is no longer required;

            (3) the Company has paid or caused to be paid all sums then payable by the Company under the Indenture; and

            (4) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for in this clause (c) relating to termination of obligations of the Company have been complied with.

    The Company's obligations under sections of the Indenture relating to the registrar and the paying agent, their obligations, the maintenance of a list of holders, transfers of Debt Securities, replacement of securities, payment (together with payment obligations under the Debt Securities), compensation and indemnity of the Trustee, replacement of the Trustee and repayment to the Company of excess money held by the Trustee or the paying agent, shall survive until the Debt Securities are no longer outstanding. If the ruling from the Internal Revenue Service or opinion of counsel referred to in clause (c)(2) above is based on or assumes that the Company's payment obligations under the Indenture or its payment obligations under the Debt Securities will continue (or is silent with respect thereto), then such discharge shall constitute only a "covenant defeasance" and, consequently, the Company shall remain liable for the payment of the Debt Securities. However, if and when a ruling from the Internal Revenue Service or opinion of counsel referred to in clause (c)(2) above is able to be provided specifically without regard to, and not in reliance upon, the continuance of the Company's payment obligations under the Indenture and its payment obligations under the Debt Securities, then the Company's payment obligations under the Indenture and the Debt Securities shall cease upon delivery to the Trustee of such ruling or opinion of counsel and compliance with the other conditions precedent provided for in clause (c) above relating to the satisfaction and discharge of the Indenture. In such a case (a "legal defeasance") holders would be able to look only to the trust fund for payment of principal or interest on the Debt Securities.

REGARDING THE TRUSTEES

    The Trustee with respect to any series of Debt Securities will be identified in the Prospectus Supplement relating to such Debt Securities. The Indenture and provisions of the TIA incorporated by reference therein, contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim, as security or otherwise. The Trustee and its affiliates engage in, and will be permitted to continue to engage in, other transactions with the Company and its affiliates; PROVIDED, HOWEVER, that if it acquires any conflicting interest (as defined in the TIA), it must eliminate such conflict or resign.

    The holders of a majority in principal amount of the then outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee. The TIA and the Indenture provide that in case an Event of Default shall occur (and be continuing), the Trustee will be required, in the exercise of its rights and powers, to use the degree of care and skill of a prudent man in the conduct of his own affairs. Subject to such provision, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of the Debt Securities issued thereunder, unless they have offered to the Trustee indemnity satisfactory to it.

                         DESCRIPTION OF PREFERRED STOCK

    The following description of the terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. Certain other terms of any series of the Preferred Stock offered by any Prospectus Supplement will be described in such Prospectus Supplement. The description of certain provisions of the Preferred Stock set forth below and in any Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Articles of Incorporation, as amended (the "Articles of Incorporation"), and the certificate of designation (a "Certificate of Designation") relating to each series of the Preferred Stock which will be filed with the Commission and incorporated by reference in the Registration Statement of which this Prospectus is a part at or prior to the time of the issuance of such series of the Preferred Stock. As of the date of this Prospectus, the Company had no shares of Preferred Stock outstanding.

GENERAL

    The Company has the authority to issue up to 10,000,000 shares of preferred stock, $.0001 par value per share ("preferred stock of the Company," which term, as used herein, includes the Preferred Stock offered hereby). Under the Certificate of Incorporation, the Board of Directors of the Company is authorized without further stockholder action to designate and provide for the issuance of such shares of preferred stock of the Company, in one or more series, with such voting powers, full or limited, and with such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issue of a series of such stock adopted, at any time or from time to time, by the Board of Directors of the Company (as used herein the term "Board of Directors of the Company" includes any duly authorized committee thereof).

    The Preferred Stock shall have the dividend, liquidation, redemption and voting rights set forth below unless otherwise provided in a Prospectus Supplement relating to a particular series of the Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of the Preferred Stock offered thereby for specific terms, including: (i) the designation and stated value per share of such Preferred Stock and the number of shares offered; (ii) the amount of liquidation preference per share; (iii) the initial public offering price at which such Preferred Stock will be issued; (iv) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to cumulate, if any; (v) any redemption or sinking fund provisions; (vi) any conversion or exchange rights; and (vii) any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

    The Preferred Stock will, when issued, be fully paid and nonassessable and will have no preemptive rights. The rights of the holders of each series of the Preferred Stock will be subordinate to those of the Company's general creditors.

DIVIDEND RIGHTS

    Holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds of the Company legally available therefor, cash dividends on such dates and at such rates as are set forth in, or as are determined by the method described in, the Prospectus Supplement relating to such series of the Preferred Stock. Such rate may be fixed or variable or both. Each such dividend will be payable to the holders of record as they appear on the stock books of the Company on such record dates, fixed by the Board of Directors of the Company, as specified in the Prospectus Supplement relating to such series of Preferred Stock.

    Such dividends may be cumulative or noncumulative, as provided in the Prospectus Supplement relating to such series of Preferred Stock. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any series of Preferred Stock for which dividends are noncumulative, then the right to receive a dividend in respect of the dividend period ending on such dividend payment date will be lost, and the Company will have no obligation to pay any dividend for such period, whether or not dividends on such series are declared payable on any future dividend payment dates. Dividends on the shares of each series of Preferred Stock for which dividends are cumulative will accrue from the date on which the Company initially issues shares of such series.

    Unless otherwise specified in the applicable Prospectus Supplement, so long as the shares of any series of the Preferred Stock are outstanding, unless (i) full dividends (including if such Preferred Stock is cumulative, dividends for prior dividend periods) have been paid or declared and set apart for payment on all outstanding shares of the Preferred Stock of such series and all other classes and series of preferred stock of the Company (other than Junior Stock, as defined below) and (ii) the Company is not in default or in arrears with respect to the mandatory or optional redemption or mandatory repurchase or other mandatory retirement of, or with respect to any sinking or other analogous funds for, any shares of Preferred Stock of such series or any shares of any other preferred stock of the Company of any class or series (other than Junior Stock), the Company may not declare any dividends on any shares of Common Stock of the Company or any other stock of the Company ranking as to dividends or distributions of assets junior to such series of Preferred Stock (the Common Stock and any such other stock being herein referred to as "Junior Stock"), or make any payment on account of, or set apart money for, the purchase, redemption or other retirement of, or for a sinking or other analogous fund for, any shares of Junior Stock or make any distribution in respect thereof, whether in cash or property or in obligations of stock of the Company, other than in Junior Stock which is neither convertible into, nor exchangeable or exercisable for, any securities of the Company other than Junior Stock.

LIQUIDATION PREFERENCES

    Unless otherwise specified in the applicable Prospectus Supplement, in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of each series of the Preferred Stock will be entitled to receive out of the assets of the Company available for distribution to stockholders, before any distribution of assets is made to the holders of Common Stock or any other shares of stock of the Company ranking junior as to such distribution to such series of the Preferred Stock, the amount set forth in the Prospectus Supplement relating to such series of the Preferred Stock. If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Preferred Stock of any series and any other shares of preferred stock of the Company (including any other series of the Preferred Stock) ranking as to any such distribution on a parity with such series of the Preferred Stock are not paid in full, the holders of the Preferred Stock of such series and of such other shares of preferred stock of the Company will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled. After payment to the holders of the Preferred Stock of each series of the full preferential amounts of the liquidating distribution to which they are entitled, unless otherwise provided in the applicable Prospectus Supplement, the holders of each such series of the Preferred Stock will be entitled to no further participation in any distribution of assets by the Company.

REDEMPTION

    A series of the Preferred Stock may be redeemable, in whole or from time to time in part, at the option of the Company, and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon terms, at the times and at the redemption prices set forth in the Prospectus Supplement relating to such series. Shares of the Preferred Stock redeemed by the Company will be restored to the status of authorized but unissued shares of preferred stock of the Company.

    In the event that fewer than all of the outstanding shares of a series of the Preferred Stock are to be redeemed, whether by mandatory or optional redemption, the number of shares to be redeemed will be determined by lot or pro rata (subject to rounding to avoid fractional shares) as may be determined by the

Company or by any other method as may be determined by the Company in its sole discretion to be equitable. From and after the redemption date (unless default is made by the Company in providing for the payment of the redemption price plus cumulated and unpaid dividends, if any) dividends will cease to accumulate on the shares of the Preferred Stock called for redemption and all rights of the holders thereof (except the right to receive the redemption price plus accumulated and unpaid dividends, if any) will cease.

    Unless otherwise specified in the applicable Prospectus Supplement, so long as any dividends on shares of any series of the Preferred Stock or any other series of preferred stock of the Company ranking on a parity as to dividends and distribution of assets with such series of the Preferred Stock are in arrears, no shares of any such series of the Preferred Stock or such other series of preferred stock of the Company will be redeemed (whether by mandatory or optional redemption) unless all such shares are simultaneously redeemed, and the Company will not purchase or otherwise acquire any such shares; PROVIDED, HOWEVER, that the foregoing will not prevent the purchase or acquisition of share shares pursuant to a purchase or exchange offer made on the same terms to holders of all such shares outstanding.

CONVERSION AND EXCHANGE RIGHTS

    The terms, if any, on which shares of Preferred Stock of any series may be exchanged for or converted into shares of Common Stock or another series of Preferred Stock will be set forth in the Prospectus Supplement relating thereto. Such terms may include provisions for conversion, either mandatory, at the option of the holder, or at the option of the Company, in which case the number of shares of Common Stock or the number of shares of another series of Preferred Stock to be received by the holders of Preferred Stock would be calculated as of a time and in the manner stated in the Prospectus Supplement.

VOTING RIGHTS

    Except as indicated in a Prospectus Supplement relating to a particular series of the Preferred Stock, or except as required by applicable law, the holders of the Preferred Stock will not be entitled to vote for any purpose.

                            DESCRIPTION OF WARRANTS

    The Company may issue Warrants to purchase Debt Securities ("Debt Warrants"), as well as Warrants to purchase Preferred Stock or Common Stock ("Equity Warrants") (together, the "Warrants"). Warrants may be issued independently or together with any Securities and may be attached to or separate from such Securities. The Warrants are to be issued under warrant agreements (each a "Warrant Agreement") to be entered into between the Company and a bank or trust company, as warrant agent (the "Warrant Agent"), all as shall be set forth in the Prospectus Supplement relating to Warrants being offered pursuant thereto.

DEBT WARRANTS

    The applicable Prospectus Supplement will describe the terms of Debt Warrants offered thereby, the Warrant Agreement relating to such Debt Warrants and the debt warrant certificates representing such Debt Warrants ("Debt Warrant Certificates"), including the following: (1) the title of such Debt Warrants;
(2) the aggregate number of such Debt Warrants; (3) the price or prices at which such Debt Warrants will be issued; (4) the designation, aggregate principal amount and terms of the Debt Securities purchasable upon exercise of such Debt Warrants, and the procedures and conditions relating to the exercise of such Debt Warrants; (5) the designation and terms of any related Debt Securities with which such Debt Warrants are issued, and the number of such Debt Warrants issued with each such Debt Security; (6) the date, if any, on and after which such Debt Warrants and the related Debt Securities will be separately transferable; (7) the principal amount of Debt Securities purchasable upon exercise of each Debt Warrant; (8) the date on which the right to exercise such Debt Warrants will commence, and the date on which such right will expire; (9) the maximum or minimum number of such Debt Warrants which may be exercised at any time; (10) a discussion of any material federal income tax considerations; and (11) any other terms of such Debt Warrants and terms, procedures and limitations relating to the exercise of such Debt Warrants.

    Debt Warrant Certificates will be exchangeable for new Debt Warrant Certificates of different denominations, and Debt Warrants may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement. Prior to the exercise of their Debt Warrants, holders of Debt Warrants will not have any of the rights of holders of the Debt Securities purchasable upon such exercise and will not be entitled to payment of principal of or any premium, if any, or interest on the Debt Securities purchasable upon such exercise.

EQUITY WARRANTS

    The applicable Prospectus Supplement will describe the following terms of Equity Warrants offered thereby: (1) the title of such Equity Warrants; (2) the Securities (i.e. Preferred Stock or Common Stock) for which such Equity Warrants are exercisable; (3) the price or prices at which such Equity Warrants will be issued; (4) if applicable, the designation and terms of the Preferred Stock or Common Stock with which such Equity Warrants are issued, and the number of such Equity Warrants issued with each such share of Preferred Stock or Common Stock;
(5) if applicable, the date on and after which such Equity Warrants and the related Preferred Stock or Common Stock will be separately transferable; (6) if applicable, a discussion of any material federal income tax considerations; and
(7) any other terms of such Equity Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Equity Warrants.

    Holders of Equity Warrants will not be entitled, by virtue of being such holders, to vote, to consent, to receive dividends, to receive notice as stockholders with respect to any meeting of stockholders for the election of directors of the Company or any other matter, or to exercise any rights whatsoever as stockholders of the Company.

    The exercise price payable and the number of shares of Common Stock of Preferred Stock purchasable upon the exercise of each Equity Warrant will be subject to adjustment in certain events, including the issuance of a stock dividend to holders of Common Stock or Preferred Stock or a stock split, reverse stock split, combination, subdivision or reclassification of Common Stock or Preferred Stock. In lieu of adjusting the number of shares of Common Stock or Preferred Stock purchasable upon exercise of each Equity Warrant, the Company may elect to adjust the number of Equity Warrants. No adjustments in the number of shares purchasable upon exercise of the Equity Warrants will be required until cumulative adjustments require an adjustment of at least 1% thereof. The Company may, at its option, reduce the exercise price at any time. No fractional shares will be issued upon exercise of Equity Warrants, but the Company will pay the cash value of any fractional shares otherwise issuable. Notwithstanding the foregoing, in case of any consolidation, merger, or sale or conveyance of the property of the Company as an entirety or substantially as an entirety, the holder of each outstanding Equity Warrant shall have the right to the kind and amount of shares of stock and other securities and property (including cash) receivable by a holder of the number of shares of Common Stock of Preferred Stock into which such Equity Warrant was exercisable immediately prior thereto.

EXERCISE OF WARRANTS

    Each Warrant will entitle the holder to purchase for cash such principal amount of Securities at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the Prospectus Supplement relating to the Warrants offered thereby. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the Prospectus Supplement relating to the Warrants offered thereby. After the close of business on the expiration date, unexercised Warrants will become void.

    Warrants may be exercised as set forth in the Prospectus Supplement relating to the Warrants offered thereby. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement, the

Company will, as soon as practicable, forward the Securities purchasable upon such exercise. If less than all of the Warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining Warrants.

                              PLAN OF DISTRIBUTION

    The Company may sell the Securities to one or more underwriters, for offering and sale in the United States, Canada or elsewhere by them or may sell the Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of Securities will be named in the applicable Prospectus Supplement. The Company has reserved the right to sell Securities directly to investors on its own behalf in those jurisdictions where and in such manner as it is authorized to do so.

    Underwriters may offer and sell Securities at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company also may, from time to time, authorize dealers, acting as the Company's agents, to offer and sell Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of Securities, underwriters may receive compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

    Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Dealers and agents participating in the distribution of Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act of 1933 and securities legislation of certain provinces of Canada.

    If so indicated in the Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase the Securities from the Company at the public offering price set forth in the applicable Prospectus Supplement pursuant to delayed delivery contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than the amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by the institution of the Securities covered by its Contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (ii) if the Securities are being sold to underwriters, the Company shall have sold to such underwriters the total amount specified in the applicable Prospectus Supplement. A commission indicated in the applicable Prospectus Supplement will be paid to underwriters and agents soliciting purchases of Securities pursuant to Contracts accepted by the Company.

    To facilitate an offering of a series of Securities, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the Securities. This may include over-allotments or short sales of the Securities, which involves the sale by persons participating in the offering of more Securities than have been sold to them by the Company. In such circumstances, such persons would cover such over-allotments or short positions by purchasing in the open market or by exercising the over-allotment option granted to such persons. In addition, such persons may stabilize or maintain the price of the Securities by bidding for or purchasing Securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in any such offering may be reclaimed if Securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

    Certain legal matters with respect to the Securities offered hereby will be passed upon for the Company by Latham & Watkins, San Francisco, California with respect to matters of United States law and McCarthy Tetrault, Toronto, Ontario with respect to matters of Canadian law. Certain legal matters will be passed upon for any agents or underwriters by counsel for such agents or underwriters identified in the applicable Prospectus Supplement.

                                    EXPERTS

    The financial statements of Getchell Gold Corporation as of December 31, 1996 and December 31, 1995, and for the year ended December 31, 1996, the six-month period ended December 31, 1995, and the fiscal years ended June 30, 1995 and June 30, 1994 have been incorporated by reference in this registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

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    NO DEALER, SALESPERSON, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN SO AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER TO SELL IS NOT AUTHORIZED, OR IN WHICH THE PERSON IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------
                               TABLE OF CONTENTS

                                                   PAGE
                                                 ---------
                  PROSPECTUS SUPPLEMENT
The Company....................................        S-3
Available Information..........................        S-3
Risk Factors...................................        S-4
Use of Proceeds................................       S-12
Price Range of Common Stock and Dividends......       S-12
Underwriting...................................       S-13
Transfer Agent and Registrar...................       S-14
Legal Matters..................................       S-14
Experts........................................       S-14

                        PROSPECTUS

Available Information..........................          2
Information Incorporated by Reference..........          3
The Company....................................          4
Risk Factors...................................          4
Use of Proceeds................................          4
Ratios of Earnings to Fixed Charges and
  Earnings to Combined Fixed Charges and
  Preferred Stock Dividends....................          5
General Description of Securities..............          6
Description of Debt Securities.................          6
Description of Preferred Stock.................         14
Description of Warrants........................         16
Plan of Distribution...........................         18
Legal Matters..................................         19
Experts........................................         19

                                3,000,000 SHARES

                                 GETCHELL GOLD
                                  CORPORATION

                                  COMMON STOCK
                          (PAR VALUE $.0001 PER SHARE)

                         NESBITT BURNS SECURITIES, INC.
                              SALOMON SMITH BARNEY
                       SCOTIA CAPITAL MARKETS (USA) INC.
                          FIRST MARATHON (U.S.A.) INC

                                 MARCH   , 1998

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